Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement No. 333-167801 of our reports dated February 25, 2010, relating to the consolidated financial statements and financial statement schedule of UAL Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting for convertible debt and participating securities) and the effectiveness of UAL Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of UAL Corporation for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the joint proxy statement/prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Chicago, Illinois
July 30, 2010